Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

Geoff Cook and Catherine Cook were interviewed for an article on businessinsider.com, a transcript of which is included below.

21-YEAR-OLD TELLS ALL:  Here's How I Sold that Startup for $100 Million

Last week, we reported that 21-year-old Catherine Cook sold her startup, MyYearbook, for $100 million to Quepasa.

We got her and CEO Geoff Cook on the phone. They told us how they grew the company to a 9-figure exit in six years.

Siblings Catherine and David were new in their high school. They came up with an easy way to meet other students, MyYearbook.

“I guess it all started when Dave and I moved to our town in New Jersey,” Catherine tells us.

“[My brother Dave and I] were new in Montgomery High School. We looked through the yearbook and realized it was a terrible tool for meeting new people.”

Dave showed Catherine a picture of a girl in his class, but the yearbook image didn’t resemble her at all. There was also no way for Dave to meet the girl casually.

“We thought we could make a better yearbook if we put it online and made it a tool for meeting new people.”

The sophomore and junior began staying up until 3AM on school nights working with developers in Mumbai. Before MyYearbook, their curfew was 11.

Catherine and David worked on MyYearbook until 3 AM on school nights.

Catherine recalls some late nights in high school when she and her brothers were making the first version of MyYearbook.

After creating wire frames, the siblings found a development team in Mumbai.

“It was pretty crazy with the time difference. We were up IMing and emailing them until  3 or 4 in the morning when we were in high school,” says Catherine.

“I was a sophomore, Dave was a junior. Prior to this our bedtime was 11, so it was quite a change in our household.”

Soon, Geoff Cook, Catherine and David’s older brother, joined the MyYearbook team as CEO.

Geoff Cook, David and Catherine’s older brother, started a company and sold it when he was an undergraduate at Harvard.

As soon as he heard what his siblings were up to, he got on board. Geoff was MyYearbook’s first source of funding; he paid for the development team and the servers.

“When I heard the concept of putting your yearbook online and meeting people, I thought was cool. I said, ‘Let's go do it,’" says Geoff.

The first version of MyYearbook launched in April 2005. The first week, 400 people signed up because Catherine and Dave wore branded tracksuits to school.

Catherine wore MyYearbook shirts to school to promote the site.

The siblings strolled in to high school wearing fully-branded MyYearbook clothes. At a time when what you wear matters more than who you are, it made the Cooks stand out.

“We used a guerrilla marketing strategy to wear cool T-shirts to high school,” Catherine says. “Our shirts said things like, ‘Are you the prettiest girl in your high school? How about the dumbest?’’ We had a full branded outfit – a tracksuit.  It got people talking.”

Catherine says other students started coming up to her in the cafeteria with ideas.  They’d say what they liked about the site and what should be added.

“Seeing all my friends pumped up about MyYearbook meant we must've done something right,” says Catherine.  “In the first week we thought it'd be big.”

MyYearbook launched at Montgomery High School in New Jersey. It began spreading to friends at other schools quickly. Nine months after launch, the site had 1 million users.

 “When we launched MyYearbook, it was just at Montgomery High School. But obviously it was built in such a way that we could expand from there,” says Geoff. “We started to grow pretty quickly. Virally.”

“It didn't grow school to school though,” says Catherine. “People in high school had a lot of friends that were from other high schools, across town lines.”

Within a few months, MyYearbook had 100,000 users. By 9 months it had 1,000,000.

MyYearbook’s rapid growth became too expensive for the siblings alone. They raised a $17 million Series A round from First Round Capital and US Venture Partners.

MyYearbook scaled quickly and it became too expensive for the Cooks.
One year after launch, MyYearbook became too expensive for the siblings without additional funding.

They raised a $17 million Series A round with First Round Capital and US Venture Partners in 2006.

“Part of the reason [we raised money] was that we were doing so many page views per  day,” says Geoff. “Last month we were the 33rd most trafficked site in the US.

"We had no monetization at the time. We were doing zero in revenue. It was all about getting more users on to the platform before we even thought about monetization. That ended up being when we raised a round.”

Despite the success of MyYearbook, Catherine and her brother went off to college. Professors let Catherine reschedule a bunch of mid-terms though.
Catherine went to Georgetown and worked on MyYearbook.

Many high schoolers with a successful company wouldn’t bother going to college. All three Cooks went and graduated.

“I always wanted to go to college,” says Catherine. “If you don't go directly after high school the chances of you going and having a real college experience decrease dramatically. I thought there was value in making connections with my professors. I had seen Geoff start a company at Harvard and be able to grow very successfully from there. I thought I could too.”

“For some reason we all went to college and finished,” Geoff says. “Maybe part of it was having a startup with zero revenue. Then it seems insane to drop out of college.”

Running a company and managing coursework wasn’t easy. Catherine says professors were lenient with her.  “I was able to reschedule midterms and stuff.  My last year we acquired four Android applications, so it was a busy four years.”

Catherine graduated in May from Georgetown University. Her brother Dave attended Colorado University in Boulder.

Catherine, Dave and Geoff grew MyYearbook to 32 million users and $23.7 in revenue in six years. They wanted to grow internationally; QuePasa was a good solution.

Two months after Catherine graduated, MyYearbook was acquired.

MyYearbook grew from 0 to 32 million users. Last year it did $23.7 million in revenue, up 50% from the year before.

Most of its traffic is from the US – 90%. When approached by QuePasa, the siblings thought it’d be a good way to expand the MyYearbook brand internationally.

“QuePasa was double our number of members,” says Catherine.

Geoff agrees. “13-24 is our core demo. There are 1.1 billion people of that demo in the world and we only have access to 50 million of them at the moment. In that sense, on a global basis, we're serving 5% of the market.

“We could have just expanded into each market on a market-by-market basis; that would have taken a year and a half. But it doesn't really matter if you launch something. The trick is getting people to use it. [QuePasa was already successfully established].”

QuePasa acquired MyYearbook for $100 million: $18 million in cash and $82 million in stock. Despite the merger, Geoff and Catherine say not much will change for MyYearbook.

QuePasa bought MyYearbook last week for $100 million in cash and stock.

“In the near future, not much changes,” says Catherine.  “I’m excited to be working on this.  In the far, far future, I think I’ll create something else. It's really exciting being in this type of atmosphere and have this kind of passion for what you do. I can't picture settling down and doing some kind of typical job.”

“I love what we've built and we will continue to build it,” says Geoff. “I don't view this as an exit. I view it as a new phase in our growth, one that will make us a global brand. I think we're all excited to continue the opportunity and see how big this idea can be.”
And if you’re wondering what it’s like to build a business with your siblings, Catherine says “It’s actually not that bad!”

"Working with your siblings is actually not that bad!" says Catherine.

Having a cofounder can be challenging, especially when it's a family member. But Catherine and Geoff say they work well together.

“[Working with your siblings] is actually not that bad!” says Catherine.  “I love working with both of them.  We have very similar senses of humor.  We have a lot of fun, and we have a lot in common.”

“Yah, like our parents,” Geoff jokes.

"I’ve always been much older,” he adds. “Ten or eleven years older. There wasn’t a whole fighting-when-you’re-younger thing.  Now we end up talking business all the time.  It’s the never-ending nature of doing something like this.  In some ways it’s a good thing.”

Their parents, to say the least, are thrilled.  “They’re really excited,” says Geoff.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.